Trupal media, inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

June 13, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Bernard Nolan

Re:           Trupal Media, Inc.
Amendment No. 2 to Registration Statement on Form S-1, Filed May 10, 2016
File No. 333-208862

Ladies and Gentlemen:

We, Trupal Media, Inc. (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) relating to the issuance by the Company of 2,485,129 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated May 24, 2016 regarding your review of the first Amendment to the Registration Statement, which was filed with the Commission on May 10, 2016.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please update your financial statements and related disclosures within MD&A to comply with the requirements set forth in Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

We have updated our financials to include the fiscal year ended March 31, 2016.

2.	Please provide an updated consent from your independent registered public accounting firm in your next amendment.

We have included an updated consent letter.

Risk Factors

“No formal agreement exists between the Company and our President . . . ,” page 10

3.
You disclose that Mr. Palexas transferred the “rights of use” of the application to you without a formal written agreement. As it appears that you paid consideration to him for the rights of ownership, please reconcile and explain your determination that the transfer was not made pursuant to an agreement, whether written or oral, that secured those rights. Please refer to prior comment 5.

In regards to the disclosure statement that “No formal agreement exists . . . .”, the point of the listed risk factor is that there were no terms of default or remedy explicitly written into a formal written contract, nor did the exchange of shares for the rights of ownership obligate Mr. Palexis to maintain or declare any warranties or representations.  The disclosure itself does not state “. . . that the transfer was not made pursuant to an agreement, whether written or oral, that secured those rights.”  It explicitly states that “During the year ended March 31, 2015, Panayis “Peter” Palexas transferred the rights of use of “Cleo’s Casino” to the Company without a formal written agreement.”[emphasis added]. The risk factor itself clearly states the terms of a transaction between Mr. Palexis and a company held 100% by him at the time of the transfer.  We have added the word “written” to the heading for better clarity.

Description of Business

Current Operations, page 30

4.	Please update the operational data in your charts, at least through the end of fiscal year 2016.

We have updated accordingly.

Current Relationships and Related Transactions, page 56

5.
In response to prior comment 11, you assert that you do not need to disclose the purchase of your common stock in a private offering by relatives of your chief executive officer because they do not share his household. We note that the requirement to disclose these transactions does not turn on whether these individuals also live with him. Please refer to Instruction 1.a.iii. to Item 404(a) of Regulation S-K and provide this information in accordance with Item 404(d).

We have updated to include all family members.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Panayis Palexis
Panayis Palexis, President
Trupal Media, Inc.